Exhibit 99.1

Ming Shing Group Holdings Limited and subsidiaries

Unaudited Pro Forma Condensed Combined Financial Information

Introduction

As previously disclosed in its Current Report on Form 6-K furnished with the Securities and Exchange Commission (“SEC”) on June 9, 2026, Ming Shing Group Holdings Limited (“Ming Shing” or “the Company”) completed an acquisition, as discussed below.

Acquisition of PMA Nano Carbon Tech Limited (“PMA Acquisition”)

On June 9, 2026, the Company completed the acquisition of the entire issued share capital of PMA Nano Carbon Tech Limited (“PMA”), pursuant to a stock purchase agreement (the “SPA”) with PMA Technology Holdings Limited, Legend Master Development Limited and F.F.Formation Holding Co. Ltd (collectively the “Sellers”).

The PMA holds the entire issued share capital of PMA Nano Carbon Technology Pte. Ltd. (“PMA SG”), a private company limited by shares incorporated under the laws of Singapore. PMA SG is positioned as an international commercialization platform for graphene-based thermal management technologies. Its business focuses on the development, application and distribution of graphene heating and heat dissipation materials, intelligent temperature control systems and related thermal management solutions, with potential applications across consumer electronics, medical and healthcare products, new energy vehicles, smart wearables and high-performance electronic devices. PMA SG also possesses, or is licensed to use, certain patent rights and proprietary technologies relating to graphene materials and thermal management applications, which are expected to support the PMA’s product development and international market expansion.

The consideration payable under the SPA consists of convertible promissory notes issued by the Company in the aggregate original principal amount of US$110,000,000, issued in the principal amounts of (i) US$66,000,000 to PMA Technology Holdings Limited; (ii) US$24,200,000 to Legend Master Development Limited; and (iii) US$19,800,000 to F.F.Formation Holding Co. Ltd, respectively (the “Notes”). The Notes will be issued pursuant to a note purchase agreement (the “NPA”) with the Sellers for the issuance of the Notes. The NPA will be executed, and the Notes issued, at the Closing of the SPA. The Notes have no fixed maturity date and shall remain outstanding unless and until converted, redeemed, repurchased or cancelled. Pursuant to the NPA, the Company and the Sellers agreed that the principal amount of the convertible promissory notes constitutes the entire purchase price payable by the Company under the SPA and shall be satisfied solely by the issuance of the convertible promissory notes.

Each holder of the Notes (the “Note Holders”) shall be entitled to convert any portion of its outstanding and unpaid balance of the principal amount into fully paid and non-assessable ordinary shares of the Company (the “Ordinary Shares”) at the price of US$0.99 per Ordinary Share. The Note Holders shall not have the right to convert any portion of the Notes to the extent that immediately after giving effect to such conversion, the applicable Note Holder, together with its affiliates, would directly or indirectly beneficially own in excess of 9.99% of the number of Ordinary Shares then issued and outstanding.

The acquisition of PMA was deemed significant under Rule 3-05 and the following separate financial statements for PMA are included elsewhere in this Report:

●	Audited consolidated financial statements of PMA Nano Carbon Tech Limited and its subsidiary as of and for the period from incorporation (April 29, 2026) to June 9, 2026

The audited consolidated financial statements of PMA Nano Carbon Tech Limited and its subsidiary as of and for the period from incorporation (April 29, 2026) to June 9, 2026 have been prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”).

Unaudited Pro Forma Condensed Combined Financial Information

The accompanying unaudited pro forma condensed combined financial information is based on the historical financial statements and accounting records of the Company after giving effect to the SPA through the related pro forma adjustments. Further details about the SPA, along with key assumptions and estimates underlying the unaudited pro forma adjustments are described in the Notes to Unaudited Pro Forma Condensed Combined Financial Information (the “Pro Forma Notes”). The unaudited pro forma condensed combined financial information was based on, and should be read in conjunction with, the following historical consolidated financial statements and the related footnotes to such financial statements:

●	Historical Audited consolidated financial statements of Ming Shing Group Holdings Limited and its subsidiaries as of, and for the years ended March 31, 2026, 2025 and 2024 included elsewhere in this Report;

●	Historical Audited consolidated financial statements of PMA Nano Carbon Tech Limited and its subsidiary as of and for the period from incorporation (April 29, 2026) to June 9, 2026, included elsewhere in this Report;

●	Section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; included elsewhere in this Report;

The accompanying unaudited pro forma condensed combined balance sheet as of March 31, 2026, combined the historical audited consolidated balance sheets of the Company as of March 31, 2026 and the historical audited consolidated balance sheets of PMA as of June 9, 2026, giving effect to the SPA, as if the transaction had occurred on March 31, 2026. PMA was incorporated in the British Virgin Islands on April 29, 2026 and started its operation since then. As a result, PMA cannot provide any financial information for the year ended March 31, 2026. The Company has not presented an unaudited pro forma condensed combined statement of operations for the year ended March 31, 2026, as management believes the transaction would have had no impact on the Company’s results of operations for that period.

The accompanying pro forma adjustments are based on preliminary estimates that have been made solely for the purpose of providing unaudited pro forma condensed combined financial information prepared in accordance with the rules and regulations of the SEC. The unaudited pro forma condensed combined financial information does not purport to represent the actual results of operations that the Company and PMA would have achieved had the companies been combined during the periods presented herein.

The Company has prepared the following unaudited pro forma condensed combined financial information pursuant to the requirements of Article 11 of Regulation S-X, as amended by SEC Final Rule Release No. 33-10786, Amendments to Financial Disclosures About Acquired and Disposed Businesses. The unaudited pro forma condensed combined financial information is presented to illustrate the transaction accounting adjustments related to the SPA. The unaudited pro forma condensed combined financial information is not intended to project the future results of operations that the combined company may achieve after the SPA and does not reflect any adjustments for post-closing integration costs, or any potential cost savings or revenue enhancement synergies that may be realized as a result of the SPA.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

	As of March 31, 2026	As of June 9, 2026	As of March 31, 2026
	Ming Shing	PMA	Transaction Accounting		Pro Forma
	Historical	Historical	Adjustments		Combined
	USD	USD	USD		USD
Assets
Current assets
Cash and cash equivalents	1,647,804	-	-		1,647,804
Accounts receivable, net	834,583	-	-		834,583
Contract assets	1,691,118	-	-		1,691,118
Deposits, prepayments and other assets	61,685	-	-		61,685
Amounts due from related parties	-	50,000	-		50,000
Total current assets	4,235,190	50,000	-		4,285,190

Non-current assets
Property and equipment, net	1,055,223	-	-		1,055,223
Intangible assets	-	-	107,000,000	(A)	107,000,000
Goodwill	-	-	3,003,667	(B)	3,003,667
Finance lease right-of-use assets, net	84,200	-	-		84,200
Operating lease right-of-use assets, net	40,880	-	-		40,880
Life insurance policy, cash surrender value	173,563	-	-		173,563
Deferred tax assets	276,696	-	-		276,696
Deposits, prepayments and other assets	8,957	-	-		8,957
Total non-current assets	1,639,519	-	110,003,667		111,643,186

Total assets	5,874,709	50,000	110,003,667		115,928,376

Current liabilities
Accounts payable	1,048,408	-	-		1,048,408
Bank and other borrowings	2,415,763	-	-		2,415,763
Finance lease liabilities, current portion	48,345	-	-		48,345
Operating lease liabilities, current portion	34,892	-	-		34,892
Accrued expenses and other current liabilities	373,845	41,514	-		415,359
Amounts due to related parties	1,230,990	12,153	-		1,243,143
Income tax payable	835,184	-	-		835,184
Total current liabilities	5,987,427	53,667	-		6,041,094

Non-current liabilities
Bank and other borrowings	4,661,060	-	-		4,661,060
Convertible notes payable	-	-	110,000,000	(C)	110,000,000
Operating lease liabilities, net of current portion	5,988	-	-		5,988
Total non-current liabilities	4,667,048	-	110,000,000		114,667,048

Total liabilities	10,654,475	53,667	110,000,000		120,708,142

Shareholders’ deficit
Ordinary shares, 100,000,000 shares authorized; USD0.0005 par value, 12,975,000 shares issued and outstanding, as of March 31, 2026	6,488	50,000	(50,000)	(D)	6,488
Additional paid in capital	6,819,954	-	-		6,819,954
Accumulated deficit	(11,606,208)	(53,667)	53,667	(D)	(11,606,208)
Total shareholders’ deficit	(4,779,766)	(3,667)	3,667		(4,779,766)

Total liabilities and shareholders’ deficit	5,874,709	50,000	110,003,667		115,928,376

See accompanying notes to the unaudited pro forma condensed combined financial information.

Note 1 — Basis of Presentation

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

The Company accounted for the PMA Acquisition using the acquisition method of accounting under ASC 805. The acquisition method of accounting requires that the purchase price of the acquisition be allocated to the assets acquired and liabilities assumed using the fair values determined by management as of the acquisition date, with any excess of the purchase price over the estimated fair value of the identifiable net assets acquired recorded to goodwill.

The Company’s preliminary estimates of the fair values of the net assets acquired are based on information available as of the respective acquisition date of the PMA Acquisition. The Company is continuing to evaluate the underlying inputs and assumptions used in determining these fair values. Accordingly, the preliminary estimates are subject to change during the measurement period, which extends up to one year from each acquisition date. Adjustments to the preliminary fair values of assets acquired or liabilities assumed during the measurement period may result in corresponding adjustments to goodwill. Specifically, a decrease in the fair value of assets acquired or an increase in the fair value of liabilities assumed would result in an increase in the amount of goodwill recognized.

Acquisition-related transaction costs incurred by the Company were expensed as incurred in the periods in which the related services were received.

Note 2 — Preliminary purchase price allocation

Under the acquisition method of accounting, PMA’s identifiable assets acquired and liabilities assumed by the Company have been recorded at the acquisition date fair values and added to those of the Company. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed and are prepared to illustrate the estimated effect of the PMA Acquisition. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial statements. Accordingly, the pro forma purchase price allocation is subject to further adjustment as additional information becomes available and as additional analyses and final valuations are completed. There can be no assurances that these additional analyses and final valuations will not result in material changes to the estimates of fair value set forth below.

The following preliminary purchase price allocation has been used to prepare pro forma adjustments in the unaudited pro forma condensed combined balance sheet.

USD
Consideration
Convertible notes payable (1)	110,000,000

Identifiable assets acquired and liabilities assumed:
Intangible assets (2)	107,000,000
Goodwill	3,003,667
Amounts due from related parties	50,000
Accrued expenses	(41,514)
Amount due to a related party	(12,153)
Total identifiable assets acquired and liabilities assumed	110,000,000

(1)	The consideration for the PMA Acquisition was USD110,000,000. The consideration under the stock purchase agreement was consisted of convertible promissory notes issued by the Company in the aggregate original principal amount of USD110,000,000, issued in the principal amounts of (i) USD66,000,000 to PMA Technology Holdings Limited; (ii) USD24,200,000 to Legend Master Development Limited; and (iii) USD19,800,000 to F.F.Formation Holding Co. Ltd, respectively.

(2)	Preliminary identifiable intangible assets in the unaudited pro forma condensed combined financial information consists of the following:

	Preliminary Fair Value	Estimated Useful Life
	USD
Preliminary fair value of intangible assets acquired:
Developed Technology	107,000,000	10 years

Note 3 — Transaction Accounting Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2026

The adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2026 are as follows:

(A)	Reflects the preliminary purchase accounting adjustment for estimated intangibles based on the acquisition method of accounting. Refer to Note 2 above for additional information on the acquired intangible assets expected to be recognized.

(B)	Preliminary goodwill adjustment of USD3,003,667 which represents the excess of the estimated purchase price over the preliminary fair value of the underlying assets acquired and liabilities assumed.

(C)	Reflects the convertible promissory notes of USD110,000,000 issued by the Company as the consideration of the PMA Acquisition.

(D)	Represents adjustment to eliminate PMA’s historical deficit of USD3,667.